UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2013

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 30, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS HIGHER EBITDA AND EARNINGS IN THE THIRD QUARTER

OCTOBER 30, 2013

For the third quarter of 2013, Methanex reported Adjusted EBITDA1 of $184 million and Adjusted net income1 of $117 million ($1.22 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $157 million and Adjusted net income1 of $99 million ($1.02 per share on a diluted basis1) for the second quarter of 2013.

John Floren, President and CEO of Methanex commented, “During the third quarter, methanol market conditions remained healthy and pricing increased across all regions, contributing to higher EBITDA and earnings. We are making solid progress and remain on track to increase our operating capacity to 8 million tonnes by 2016. We recently announced the completion of a number of key growth initiatives in New Zealand, Canada and Chile that will add up to one million tonnes of annual operating capacity. In addition, our projects to relocate two production facilities from Chile to Louisiana are scheduled to add one million tonnes of operating capacity by the end of 2014 and a further one million tonnes in early 2016.”

Mr. Floren added, “We also recently announced the sale of a 10% equity interest in the Egypt methanol facility to Arab Petroleum Investments Corporation (APICORP). This is a win/win transaction that aligns with APICORP’s investment strategy and signals confidence in the long term prospects of the Egyptian economy. For us, it generates additional capital to help fund our growth initiatives. In Egypt, we have built a world-class methanol facility, operated by a professional staff of highly qualified Egyptians. We continue to remain optimistic regarding our Egyptian operations and its ability to create value for shareholders today and well into the future.

Mr. Floren concluded, “This is an exciting time for our business. Robust demand for methanol led by energy applications, particularly in the areas of fuel blending and methanol-to-olefins, is continuing to support healthy market conditions. Our existing growth projects have the ability to add capacity when new market supply is limited and offer significant upside to our earnings and cash flows. With almost $700 million of cash on hand, an undrawn credit facility, a robust balance sheet and strong cash flow generation, we are well positioned to grow our business and deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for October 31, 2013 at 12:00 noon ET (9:00 am PT) to review these third quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-2218, or toll free at (866) 226-1793. A playback version of the conference call will be available until November 21, 2013 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 4459948. Presentation slides summarizing Q3-13 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2013 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Third Quarter 2013 Management’s Discussion and Analysis for more information.

[1]	Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 of the attached Interim Report for the three months ended September 30, 2013 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Investor Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

3	Interim Report for the Three Months Ended September 30, 2013

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North America: 1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free: 1-800-661-8851

At October 30, 2013 the Company had 95,687,579 common shares issued and outstanding and stock options exercisable for 2,430,984 additional common shares.

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions except number of shares and per share amounts)	2013	2013	2012	2013	2012
Net income (loss) attributable to Methanex shareholders	$87	$54	$(3)	$201	$72
Mark-to-market impact of share-based compensation, net of tax	30	9	—	67	6
Geismar project relocation expenses, net of tax	—	22	39	22	41
Write-off of oil and gas rights, net of tax	—	14	—	14	—

Adjusted net income [1]	$117	$99	$36	$304	$119

Diluted weighted average shares outstanding (millions)	97	96	94	96	95
Adjusted net income per common share [1]	$1.22	$1.02	$0.38	$3.16	$1.26

•	We recorded Adjusted EBITDA[1] of $184 million for the third quarter of 2013 compared with $157 million for the second quarter of 2013. The increase in Adjusted EBITDA[1] was primarily due to an increase in average realized price to $438 per tonne for the third quarter of 2013 from $425 per tonne for the second quarter of 2013.

•	Production for the third quarter of 2013 was 1,035,000 tonnes compared with 1,052,000 tonnes for the second quarter of 2013. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,040,000 tonnes in the third quarter of 2013 compared with 1,021,000 in the second quarter of 2013.

•	We recently restarted the 530,000 tonne Waitara Valley facility and completed a debottlenecking project at the Motunui facilities. After completing a planned major refurbishment at the Motunui 2 facility in the fourth quarter of 2013, we expect our New Zealand operations to be able to produce at the site’s full annual production capacity of up to 2.4 million tonnes, depending on natural gas composition. We also completed the project to debottleneck the Medicine Hat facility which increases the site’s annual production capacity by 90,000 tonnes.

•	The relocation of two production facilities from Chile to Geismar, Louisiana remains on track with Geismar I scheduled to be operational by the end of 2014 and Geismar II by early 2016.

•	During the third quarter of 2013, we paid a $0.20 per share dividend to shareholders for a total of $19 million.

•	On October 22, 2013, we announced that we had reached an agreement to sell a 10% equity interest in EMethanex for $110 million. Subject to the completion of certain conditions precedent, we expect the sale to be completed in the fourth quarter of 2013.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Third Quarter 2013 Management’s Discussion and Analysis (“MD&A”) dated October 30, 2013 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended September 30, 2013 as well as the 2012 Annual Consolidated Financial Statements and MD&A included in the Methanex 2012 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2012 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2013, we adopted new IFRS standards related to consolidation and joint arrangement accounting. Under these new standards, our 63.1% interest in the Atlas entity, which was previously proportionately consolidated in our financial statements, is accounted for using the equity method. This change has been applied retrospectively. As a result, amounts related to Atlas are no longer included in individual line items in our consolidated financial statements and the net assets and net earnings are presented separately. For purposes of analyzing our consolidated financial results in this MD&A, the Adjusted EBITDA from our 63.1% interest in the Atlas entity is included in Adjusted EBITDA.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except per share amounts and where noted)	2013	2013	2012	2013	2012
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,035	1,052	1,025	3,150	3,004
Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,040	1,021	1,053	3,085	2,980
Purchased methanol	715	749	641	2,052	1,901
Commission sales [1]	237	242	205	698	679

Total sales volumes	1,992	2,012	1,899	5,835	5,560
Methanex average non-discounted posted price ($ per tonne) [2]	502	494	433	490	440
Average realized price ($ per tonne) [3]	438	425	373	424	380
Adjusted EBITDA (attributable to Methanex shareholders) [4]	184	157	104	491	310
Cash flows from operating activities	181	125	122	424	336
Adjusted net income (attributable to Methanex shareholders) [4]	117	99	36	304	119
Net income (loss) attributable to Methanex shareholders	87	54	(3)	201	72
Adjusted net income per common share (attributable to Methanex shareholders) [4]	1.22	1.02	0.38	3.16	1.26
Basic net income (loss) per common share (attributable to Methanex shareholders)	0.91	0.57	(0.03)	2.12	0.77
Diluted net income (loss) per common share (attributable to Methanex shareholders)	0.90	0.56	(0.03)	2.09	0.76
Common share information (millions of shares):
Weighted average number of common shares	95	95	94	95	94
Diluted weighted average number of common shares	97	96	94	96	95
Number of common shares outstanding, end of period	96	95	94	96	94

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
[3]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.
[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q3 2013		Q2 2013	Q3 2012	YTD Q3 2013	YTD Q3 2012
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	349	361	346	1,019	730
Atlas (Trinidad) (63.1% interest)	281	254	201	255	703	646
Titan (Trinidad)	218	128	169	186	478	597
Egypt (60% interest)	190	168	163	62	464	428
Medicine Hat (Canada)[3]	140	130	129	117	390	349
Chile I and IV	450	6	29	59	96	254
Geismar I and II (Louisiana, USA)[4]	—	—	—	—	—	—

	1,887	1,035	1,052	1,025	3,150	3,004

[1]	The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.
[2]	The annual production capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).
[3]	In September 2013, we completed a debottlenecking project which increased the annual production capacity of the Medicine Hat facility by 90,000 tonnes to 560,000 tonnes.
[4]	We are relocating two idle Chile facilities to Geismar, Louisiana. The Geismar I facility is scheduled to be operational by the end of 2014 and the Geismar II facility in early 2016.

New Zealand

Our New Zealand methanol facilities produced 349,000 tonnes of methanol in the third quarter of 2013 compared with 361,000 tonnes in the second quarter of 2013. We recently restarted the 530,000 tonne Waitara Valley facility and completed a debottlenecking project at the Motunui facilities. After completing a planned major refurbishment at the Motunui 2 facility in the fourth quarter of 2013, we expect our New Zealand operations to be able to produce at the site’s full annual production capacity of up to 2.4 million tonnes, depending on natural gas composition.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). The Titan facility produced 128,000 tonnes in the third quarter of 2013 compared with 169,000 tonnes in the second quarter of 2013 and the Atlas facility produced 254,000 tonnes in the third quarter of 2013 compared with 201,000 tonnes in the second quarter of 2013. The Titan facility underwent a 30-day planned turnaround during the third quarter of 2013 and returned to normal operation in early October.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

The Egypt methanol facility produced 168,000 tonnes (60% interest) in the third quarter of 2013 compared with 163,000 tonnes in the second quarter of 2013. The Egypt facility experienced an unplanned outage during the third quarter of 2013 which resulted in lost production of approximately 15,000 tonnes.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 which have resulted in production below full capacity. This situation may persist in the future and become more acute during the summer months when electricity demand is at its peak. Refer to page 25 of our 2012 Annual Report for further details.

On October 22, 2013, we announced the sale of a 10% equity interest in the Egypt methanol facility to Arab Petroleum Investments Corporation (APICORP) for $110 million. Subject to the completion of certain conditions precedent, we expect the sale to be completed in the fourth quarter of 2013.

Medicine Hat, Canada

During the third quarter of 2013, we produced 130,000 tonnes at our Medicine Hat facility compared with 129,000 tonnes during the second quarter of 2013. In September 2013, we increased the annual production capacity of the Medicine Hat facility by 90,000 tonnes through the completion of a debottlenecking project that added distillation capacity to the site.

Chile

After idling our Chile operations in the second quarter of 2013 as a result of insufficient natural gas feedstock during the southern hemisphere winter, we restarted the Chile I facility in late September 2013. Our Chile operations produced 6,000 tonnes during the third quarter of 2013, supported by natural gas supplies from both Chile and Argentina through a tolling arrangement.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, Louisiana

We are in the process of relocating two idle Chile facilities to Geismar, Louisiana (Geismar I and Geismar II). The 1.0 million tonne Geismar I facility is scheduled to be operational by the end of 2014 and the 1.0 million tonne Geismar II facility in early 2016. During the third quarter of 2013, we incurred $67 million of capital expenditures related to these projects, excluding capitalized interest. Remaining capital expenditures for these projects are estimated to be $780 million.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the third quarter of 2013 we recorded Adjusted EBITDA of $184 million and Adjusted net income of $117 million ($1.22 per share on a diluted basis). This compares with Adjusted EBITDA of $157 million and Adjusted net income of $99 million ($1.02 per share on a diluted basis) for the second quarter of 2013.

For the third quarter of 2013, we reported net income attributable to Methanex shareholders of $87 million ($0.90 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the second quarter of 2013 of $54 million ($0.56 income per share on a diluted basis).

Effective January 1, 2013, we adopted new IFRS standards related to consolidation and joint arrangement accounting. Under these new standards, our 63.1% interest in the Atlas entity, which was previously proportionately consolidated in our financial statements, is accounted for using the equity method. This change has been applied retrospectively. As a result, amounts related to Atlas are no longer included in individual line items in our consolidated financial statements and the net assets and net earnings are presented separately. For purposes of analyzing our consolidated financial results in this MD&A, the Adjusted EBITDA from our 63.1% interest in the Atlas entity is included in Adjusted EBITDA. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (60% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions except number of shares and per share amounts)	2013	2013	2012	2013	2012
Net income (loss) attributable to Methanex shareholders	$87	$54	$(3)	$201	$72
Mark-to-market impact of share-based compensation, net of tax	30	9	—	67	6
Geismar project relocation expenses, net of tax	—	22	39	22	41
Write-off of oil and gas rights, net of tax	—	14	—	14	—

Adjusted net income [1]	$117	$99	$36	$304	$119

Diluted weighted average shares outstanding (millions)	97	96	94	96	95
Adjusted net income per common share [1]	$1.22	$1.02	$0.38	$3.16	$1.26

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2013	2013	2012	2013	2012
Consolidated statements of income:
Revenue	$758	$733	$608	$2,143	$1,875
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(565)	(571)	(507)	(1,633)	(1,528)
Adjusted EBITDA of associate (Atlas) [1]	15	18	15	42	24

	208	180	116	552	371
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [2]	184	157	104	491	310
Attributable to non-controlling interests	24	23	12	61	61

	208	180	116	552	371
Mark-to-market impact of share-based compensation	(33)	(9)	—	(73)	(7)
Depreciation and amortization	(29)	(29)	(40)	(88)	(114)
Geismar project relocation expenses and charges	—	(34)	(61)	(34)	(65)
Write-off of oil and gas rights	—	(17)	—	(17)	—
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	(9)	(12)	(9)	(29)	(24)
Finance costs	(14)	(15)	(15)	(44)	(49)
Finance income and other expenses	2	3	(4)	3	(2)
Income tax expense	(24)	(1)	15	(37)	(9)

Net income	$101	$66	$2	$233	$101

Net income (loss) attributable to Methanex shareholders	$87	$54	$(3)	$201	$72

[1]	Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.
[2]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q3 2013	Q3 2013	YTD Q3 2013
	compared with	compared with	compared with
($ millions)	Q2 2013	Q3 2012	YTD Q3 2012
Average realized price	$24	$115	$236
Sales volume	(2)	6	26
Total cash costs	5	(41)	(81)

Increase in Adjusted EBITDA	$27	$80	$181

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ per tonne)	2013	2013	2012	2013	2012
Methanex average non-discounted posted price	502	494	433	490	440
Methanex average realized price	438	425	373	424	380

Methanol market conditions remained healthy and pricing increased across all regions during the third quarter of 2013 (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the third quarter of 2013 was $502 per tonne compared with $494 per tonne for the second quarter of 2013 and $433 per tonne for the third quarter of 2012. Our average realized price for the third quarter of 2013 was $438 per tonne compared with $425 per tonne for the second quarter of 2013 and $373 per tonne for the third quarter of 2012. The change in average realized price for the third quarter of 2013 increased Adjusted EBITDA by $24 million compared with the second quarter of 2013 and increased Adjusted EBITDA by $115 million compared with the third quarter of 2012. Our average realized price for the nine months ended September 30, 2013 was $424 per tonne compared with $380 per tonne for the same period in 2012 and this increased Adjusted EBITDA by $236 million.

Sales volume

Methanol sales volumes excluding commission sales for the three and nine month periods ended September 30, 2013 were higher than comparable periods in 2012 by 61,000 tonnes and 256,000 tonnes and this resulted in higher Adjusted EBITDA by $6 million and $26 million, respectively.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q3 2013	Q3 2013	YTD Q3 2013
	compared with	compared with	compared with
($ millions)	Q2 2013	Q3 2012	YTD Q3 2012
Methanex-produced methanol costs	$3	$(5)	$(38)
Proportion of Methanex-produced methanol sales	5	(8)	(9)
Purchased methanol costs	(3)	(32)	(70)
Logistics costs	—	4	25
Other, net	—	—	11

	$5	$(41)	$(81)

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the third quarter of 2013 compared with the second quarter of 2013, Methanex-produced methanol costs were lower by $3 million primarily due to a change in the mix of production sold from inventory. For the third quarter of 2013 and nine month period ended September 30, 2013 compared with the same periods in 2012, Methanex-produced methanol costs were higher by $5 million and $38 million, respectively, primarily due to the impact of higher realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2013 compared with the second quarter of 2013, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $5 million. For the third quarter of 2013 and nine month period ended September 30, 2013 compared with the same periods in 2012, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $8 million and $9 million, respectively.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Logistics costs

Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Over the past year, we have completed several initiatives that have reduced logistics costs and improved the efficiency of our supply chain. Logistics costs in the third quarter of 2013 were $4 million lower than the third quarter of 2012 and logistics costs for the nine month period were $25 million lower than in the same period in 2012.

Other, net

We have commenced the process of building a manufacturing organization in Geismar, Louisiana. Under IFRS, costs incurred related to organizational build-up are not eligible for capitalization and are charged directly to earnings as incurred. During the third quarter of 2013, we incurred approximately $3 million of Geismar organizational build-up costs and the remaining organizational build-up costs are estimated to be approximately $25 million.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions except share price)	2013	2013	2012	2013	2012
Methanex Corporation share price [1]	$51.27	$42.84	$28.54	$51.27	$28.54
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	$5	$6	$3	$17	$17
Mark-to-market impact due to change in share price	33	9	—	73	7

Total share-based compensation expense	$38	$15	$3	$90	$24

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price increased from $42.84 per share at June 30, 2013 to $51.27 per share at September 30, 2013. As a result of the increase in the share price and the resulting impact on the fair value of the outstanding units, we recorded a $33 million mark-to-market expense on share-based compensation in the third quarter of 2013. For the nine month period ended September 30, 2013, we recorded a $73 million mark-to-market share-based compensation expense as a result of the increase in the share price from $31.87 at December 31, 2012 to $51.27 at September 30, 2013.

Depreciation and Amortization

Depreciation and amortization was $29 million for the third quarter of 2013 compared with $29 million for the second quarter of 2013 and $41 million for the third quarter of 2012. Depreciation and amortization for the nine month period ended September 30, 2013 was $88 million compared with $115 million for the same period in 2012. Depreciation and amortization is lower in 2013 compared with 2012 primarily as a result of the lower carrying value of our Chile assets due to the asset impairment charge recorded in the fourth quarter of 2012.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2013	2013	2012	2013	2012
Finance costs before capitalized interest	$16	$17	$16	$49	$50
Less capitalized interest	(2)	(2)	(1)	(5)	(1)

Finance costs	$14	$15	$15	$44	$49

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest relates to interest costs capitalized for the Geismar projects.

Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2013	2013	2012	2013	2012
Finance income and other expenses	$2	$3	$(4)	$3	$(2)

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the third quarter of 2013 compared with the second quarter of 2013 is as follows:

	Three Months Ended		Three Months Ended
	September 30, 2013		June 30, 2013
		Adjusted Net		Adjusted Net
($ millions, except where noted)	Net Income	Income [1]	Net Income	Income [1]
Amount before income tax	$124	$143	$67	$114
Income tax expense	(23)	(26)	(1)	(15)

Amount after income tax	$101	$117	$66	$99

Effective tax rate	19%	18%	2%	14%

[1]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

For the third quarter of 2013, the effective tax rate was 19% compared with 2% for the second quarter of 2013. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The effective tax rate related to Adjusted net income was 18% for the third quarter of 2013 compared with 14% for the second quarter of 2013.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. We have loss carryforwards in Canada and New Zealand which have not been recognized for accounting purposes. In addition, as the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 55 million tonnes on an annualized basis.

The outlook for methanol demand growth continues to be strong. Traditional chemical derivatives consume about two-thirds of global methanol demand and growth is correlated to industrial production.

Energy-related applications consume the remaining one-third of global methanol demand, and the wide disparity between the price of crude oil and that of natural gas and coal has resulted in an increased use of methanol in energy-related applications, such as direct methanol blending into gasoline and DME and biodiesel production. Growth of direct methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by numerous provincial and national fuel-blending standards, such as M15 or M85 (15% methanol and 85% methanol, respectively).

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Oct 2013	Sep 2013	Aug 2013	Jul 2013
United States	549	532	532	532
Europe [2]	539	505	505	505
Asia	490	470	470	450

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€408 for Q4 2013 (Q3 2013 – €390) converted to United States dollars.

China is also leading the commercialization of methanol’s use as a feedstock to manufacture olefins. The use of methanol to produce olefins, at current energy prices, is proving to be cost competitive relative to the traditional production of olefins from naphtha. There are now three methanol-to-olefins (MTO) plants operating in China which are dependent on merchant methanol supply and which have the capacity to consume approximately 3.5 million tonnes of methanol annually. There are other MTO plants which are integrated and purchase methanol to supplement their production when required. We believe demand potential into energy-related applications and olefins production will continue to grow.

During the third quarter of 2013, overall market conditions remained healthy and prices increased. Our average non-discounted price in the third quarter was $502 per tonne compared with $494 per tonne in the second quarter. We recently announced an increase in our North American non-discounted price for November to $599 per tonne.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. We recently announced the restart of our Waitara Valley facility and the completion of debottlenecking projects in New Zealand and Canada which have added up to 1.0 million tonnes of additional operating capacity. A 0.8 million tonne plant in Channelview, Texas is expected to restart in 2013 and a 0.7 million tonne plant in Azerbaijan is expected to start-up in 2014. We are relocating two idle Chile facilities to Geismar, Louisiana with the first 1.0 million tonne facility scheduled to start up by the end of 2014 and the second 1.0 million tonne facility in early 2016. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the third quarter of 2013 increased by $56 million to $181 million compared with $125 million for the second quarter of 2013 and increased by $59 million compared to $122 million for the third quarter of 2012. Cash flows from operating activities for the nine month period ended September 30, 2013 increased by $88 million to $424 million compared with $336 million for the same period in 2012. The changes in cash flows from operating activities resulted from changes in the following:

	Q3 2013	Q3 2013	YTD Q3 2013
	compared with	compared with	compared with
($ millions)	Q2 2013	Q3 2012	YTD Q3 2012
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$27	$80	$181
Exclude change in Adjusted EBITDA of associate (Atlas)	3	—	(18)
Cash flows attributable to non-controlling interests	1	12	—
Non-cash working capital	5	(56)	(54)
Income taxes paid	(5)	(8)	(14)
Geismar project relocation expenses	34	35	5
Share-based payments	(6)	(6)	(11)
Other	(3)	2	(1)

Increase in cash flows from operating activities	$56	$59	$88

During the third quarter of 2013, we paid a quarterly dividend of $0.20 per share, or $19 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and retain financial flexibility. At September 30, 2013, our cash balance was $686 million, including $35 million related to the non-controlling interest in Egypt. On October 22, 2013, we announced the sale of a 10% equity interest in the Egypt methanol facility to Arab Petroleum Investments Corporation (APICORP) for $110 million. Subject to the completion of certain conditions precedent, we expect the sale to be completed in the fourth quarter of 2013. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We have a strong balance sheet and an undrawn $400 million credit facility provided by highly rated financial institutions that expires in mid-2016.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $70 million to the end of 2014. We recently restarted the Waitara Valley facility and completed debottlenecking projects in New Zealand and Medicine Hat. We are in the process of a major refurbishment of the Motunui 2 facility in New Zealand with estimated remaining capital expenditures of approximately $100 million. We are relocating two methanol plants from our Chile site to Geismar, Louisiana. During the third quarter of 2013, capital expenditures related to the Geismar projects were $67 million, excluding capitalized interest. Remaining capital expenditures related to the Geismar projects are approximately $780 million. We believe that we have the financial capacity to fund these growth initiatives with cash on hand, cash generated from operations and the undrawn bank facility.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Entering the fourth quarter, market conditions remain healthy and methanol prices are rising.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended September 30, 2013, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense, mark-to-market impact of share-based compensation, Geismar project relocation expenses and charges and write-off of oil and gas rights. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 60% interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2013	2013	2012	2013	2012
Net income (loss) attributable to Methanex shareholders	$87	$54	$(3)	$201	$72
Mark-to-market impact of share-based compensation	33	9	—	73	7
Depreciation and amortization	29	29	41	88	114
Geismar project relocation expenses and charges	—	34	61	34	65
Write-off of oil and gas rights	—	17	—	17	—
Finance costs	14	15	15	44	49
Finance income and other expenses	(2)	(3)	4	(3)	2
Income tax expense (recovery)	24	1	(15)	37	9
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	9	12	9	29	24
Non-controlling interests adjustment [1]	(10)	(11)	(8)	(29)	(32)

Adjusted EBITDA (attributable to Methanex shareholders)	$184	$157	$104	$491	$310

[1]	These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with the 40% non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including Geismar project relocation expenses and charges and write-off of oil and gas rights. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions except number of shares and per share amounts)	2013	2013	2012	2013	2012
Net income (loss) attributable to Methanex shareholders	$87	$54	$(3)	$201	$72
Mark-to-market impact of share-based compensation	33	9	—	73	7
Geismar project relocation expenses and charges	—	34	61	34	65
Write-off of oil and gas rights	—	17	—	17	—
Income tax recovery related to above items	(3)	(15)	(22)	(21)	(25)

Adjusted net income	$117	$99	$36	$304	$119

Diluted weighted average shares outstanding (millions)	97	96	94	96	95
Adjusted net income per common share	$1.22	$1.02	$0.38	$3.16	$1.26

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ millions, except per share amounts)	2013	2013	2013	2012
Revenue	$758	$733	$652	$668
Adjusted EBITDA [1] [2]	184	157	149	119
Net income (loss) [1]	87	54	60	(140)
Adjusted net income [1] [2]	117	99	88	61
Basic net income (loss) per common share [1]	0.91	0.57	0.64	(1.49)
Diluted net income (loss) per common share [1]	0.90	0.56	0.63	(1.49)
Adjusted net income per share [1] [2]	1.22	1.02	0.92	0.64

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ millions, except per share amounts)	2012	2012	2012	2011
Revenue	$608	$613	$654	$696
Adjusted EBITDA [1] [2]	104	113	93	133
Net income (loss) [1]	(3)	52	22	64
Adjusted net income [1] [2]	36	44	39	65
Basic net income (loss) per common share [1]	(0.03)	0.56	0.24	0.69
Diluted net income (loss) per common share [1]	(0.03)	0.50	0.23	0.68
Adjusted net income per share [1] [2]	0.38	0.47	0.41	0.69

[1]	Attributable to Methanex Corporation shareholders.
[2]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2013 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Third Quarter 2013 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•	expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•	ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with upstream natural gas development and the finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana (“Geismar”) and certain initiatives in New Zealand,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	the success of our natural gas exploration and development in Chile and our ability to procure economically priced natural gas in Chile, New Zealand, Trinidad, Canada and the United States,

•	operating rates of our facilities,

•	receipt of remaining required permits in connection with our Geismar projects,

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights or rights to purchase natural gas,

•	receipt of governmental approvals related to natural gas exploration rights,

•	the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar projects and our initiatives to increase operating capacity in New Zealand,
•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate,

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties, and

•	satisfaction of conditions precedent contained in the Geismar I natural gas supply agreement.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in Chile and New Zealand on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•	actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the Geismar I natural gas supply agreement, and

•	other risks described in our 2012 Management’s Discussion and Analysis and this Third Quarter 2013 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ 40% non-controlling interests.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2013	2012	2013	2012
		(As adjusted- note 11)		(As adjusted- note 11)
Revenue	$758,149	$607,936	$2,143,147	$1,875,257
Cost of sales and operating expenses	(598,633)	(507,683)	(1,706,744)	(1,535,539)
Depreciation and amortization	(28,971)	(40,810)	(87,741)	(114,775)
Geismar project relocation expenses and charges	—	(60,857)	(33,867)	(64,543)
Write-off of oil and gas rights	—	—	(16,859)	—

Operating income (loss)	130,545	(1,414)	297,936	160,400
Earnings (loss) of associate (note 4)	5,968	5,799	13,271	(214)
Finance costs (note 6)	(13,756)	(15,346)	(43,825)	(48,969)
Finance income and other expenses	1,599	(3,451)	2,670	(1,894)

Income (loss) before income tax expense	124,356	(14,412)	270,052	109,323
Income tax recovery (expense):
Current	(12,139)	(5,130)	(39,806)	(21,280)
Deferred	(11,204)	20,987	2,851	12,358

	(23,343)	15,857	(36,955)	(8,922)

Net income	$101,013	$1,445	$233,097	$100,401

Attributable to:
Methanex Corporation shareholders	87,106	(2,571)	201,372	71,748
Non-controlling interests	13,907	4,016	31,725	28,653

	$101,013	$1,445	$233,097	$100,401

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$0.91	$(0.03)	$2.12	$0.77
Diluted net income (loss) per common share	$0.90	$(0.03)	$2.09	$0.76
Weighted average number of common shares outstanding (note 7)	95,488,882	93,880,221	95,046,274	93,691,597
Diluted weighted average number of common shares outstanding (note 7)	96,554,316	93,880,221	96,244,865	94,887,279

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 18
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2013	2012	2013	2012
Net income	$101,013	$1,445	$233,097	$100,401
Other comprehensive income, net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	5,737	528	1,291	(343)
Change in fair value of interest rate swap contracts	(602)	(1,744)	(902)	(5,104)
Realized loss on interest rate swap contracts reclassified to finance costs	2,745	2,719	8,128	8,421

	7,880	1,503	8,517	2,974

Comprehensive income	$108,893	$2,948	$241,614	$103,375

Attributable to:
Methanex Corporation shareholders	94,128	(1,458)	206,998	73,395
Non-controlling interests	14,765	4,406	34,616	29,980

	$108,893	$2,948	$241,614	$103,375

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	Sep 30	Dec 31
AS AT	2013	2012
		(As adjusted - note 11)
ASSETS
Current assets:
Cash and cash equivalents	$686,238	$727,385
Trade and other receivables	471,331	417,156
Inventories (note 2)	254,520	256,340
Prepaid expenses	29,723	25,588

	1,441,812	1,426,469
Non-current assets:
Property, plant and equipment (note 3)	2,048,021	1,762,873
Investment in associate (note 4)	198,408	184,665
Other assets	63,932	68,554

	2,310,361	2,016,092

	$3,752,173	$3,442,561

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$494,512	$377,666
Current maturities on long-term debt (note 5)	41,504	38,290
Current maturities on other long-term liabilities	66,564	30,322

	602,580	446,278
Non-current liabilities:
Long-term debt (note 5)	1,126,841	1,156,081
Other long-term liabilities	192,758	200,212
Deferred income tax liabilities	161,812	162,253

	1,481,411	1,518,546
Equity:
Capital stock	518,981	481,779
Contributed surplus	7,561	15,481
Retained earnings	951,301	805,661
Accumulated other comprehensive loss	(7,419)	(13,045)

Shareholders’ equity	1,470,424	1,289,876
Non-controlling interests	197,758	187,861

Total equity	1,668,182	1,477,737

	$3,752,173	$3,442,561

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, December 31, 2011	93,247,755	$455,434	$22,281	$942,978	$(15,968)	$1,404,725	$197,238	$1,601,963
Net income	—	—	—	71,748	—	71,748	28,653	100,401
Other comprehensive income	—	—	—	—	1,647	1,647	1,327	2,974
Compensation expense recorded for stock options	—	—	564	—	—	564	—	564
Issue of shares on exercise of stock options	720,455	13,267	—	—	—	13,267	—	13,267
Reclassification of grant date fair value on exercise of stock options	—	5,159	(5,159)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(50,649)	—	(50,649)	—	(50,649)
Distributions to non-controlling interests	—	—	—	—	—	—	(42,292)	(42,292)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, September 30, 2012	93,968,210	473,860	17,686	964,077	(14,321)	1,441,302	185,926	1,627,228
Net income				(139,853)	—	(139,853)	4,877	(134,976)
Other comprehensive income (loss)				(1,135)	1,276	141	834	975
Compensation expense recorded for stock options	—	—	162	—	—	162	—	162
Issue of shares on exercise of stock options	341,760	5,552	—	—	—	5,552	—	5,552
Reclassification of grant date fair value on exercise of stock options	—	2,367	(2,367)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(17,428)	—	(17,428)	—	(17,428)
Distributions to non-controlling interests	—	—	—	—	—	—	(3,776)	(3,776)
Equity contributions by non-controlling interests	—	—	—	—	—	—	—	—

Balance, December 31, 2012	94,309,970	481,779	15,481	805,661	(13,045)	1,289,876	187,861	1,477,737
Net income	—	—	—	201,372	—	201,372	31,725	233,097
Other comprehensive income	—	—	—	—	5,626	5,626	2,891	8,517
Compensation expense recorded for stock options	—	—	582	—	—	582	—	582
Issue of shares on exercise of stock options	1,349,824	28,700	—	—	—	28,700	—	28,700
Reclassification of grant date fair value on exercise of stock options	—	8,502	(8,502)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(55,732)	—	(55,732)	—	(55,732)
Distributions to non-controlling interests	—	—	—	—	—	—	(25,719)	(25,719)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, September 30, 2013	95,659,794	$518,981	$7,561	$951,301	$(7,419)	$1,470,424	$197,758	$1,668,182

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2013	2012	2013	2012
		(As adjusted - note 11)		(As adjusted - note 11)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$101,013	$1,445	$233,097	$100,401
Add (deduct) loss (earnings) of associate	(5,968)	(5,799)	(13,271)	214
Add (deduct) non-cash items:
Depreciation and amortization	28,971	40,810	87,741	114,775
Geismar project relocation non-cash charges	—	25,688	—	25,688
Write-off of oil and gas rights	—	—	16,859	—
Income tax expense (recovery)	23,343	(15,857)	36,955	8,922
Share based compensation expense	38,022	3,340	90,029	24,880
Finance costs	13,756	15,346	43,825	48,969
Other	1,096	7,078	795	10,036
Income taxes paid	(12,142)	(4,154)	(27,493)	(14,439)
Other cash payments, including share-based compensation	(8,760)	(3,622)	(26,755)	(19,159)

Cash flows from operating activities before under noted	179,331	64,275	441,782	300,287
Changes in non-cash working capital (note 9)	1,282	57,165	(17,741)	35,144

	180,613	121,440	424,041	335,431

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(19,141)	(17,384)	(55,732)	(50,649)
Interest paid, including interest rate swap settlements	(21,103)	(30,542)	(48,860)	(55,553)
Net proceeds on issue of long-term debt	—	—	—	246,548
Repayment of long-term debt and limited recourse debt	(19,099)	(217,682)	(38,579)	(235,448)
Equity contributions by non-controlling interests	—	—	1,000	1,000
Cash distributions to non-controlling interests	(12,695)	(29,633)	(25,719)	(45,632)
Proceeds from limited recourse debt	—	—	10,000	—
Proceeds on issue of shares on exercise of stock options	4,549	3,000	28,700	13,267
Other	(953)	(860)	(2,808)	(15,156)

	(68,442)	(293,101)	(131,998)	(141,623)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(101,409)	(19,055)	(197,641)	(94,820)
Geismar plants under construction	(67,416)	(24,281)	(164,493)	(38,604)
Other assets	(5,199)	(5,719)	(10,949)	(7,635)
Changes in non-cash working capital related to investing activities (note 9)	39,577	(7,540)	39,893	(8,855)

	(134,447)	(56,595)	(333,190)	(149,914)

Increase (decrease) in cash and cash equivalents	(22,276)	(228,256)	(41,147)	43,894
Cash and cash equivalents, beginning of period	708,514	613,595	727,385	341,445

Cash and cash equivalents, end of period	$686,238	$385,339	$686,238	$385,339

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 11 below. As described in note 11, the Company has adopted new International Financial Reporting Standards (IFRS) effective January 1, 2013 with retrospective application and as a result the comparative periods have been restated.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 30, 2013.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2013 is $506 million (2012 - $470 million) and $1,519 million (2012 - $1,389 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant
	Installations &	Plants Under	Oil & Gas
	Machinery	Construction	Properties	Other	Total
Cost at September 30, 2013	$3,048,809	$244,741	$85,404	$81,654	$3,460,608
Accumulated depreciation at September 30, 2013	1,301,342	—	77,236	34,009	1,412,587

Net book value at September 30, 2013	$1,747,467	$244,741	$8,168	$47,645	$2,048,021

Cost at December 31, 2012	$2,866,013	$75,238	$80,368	$68,906	$3,090,525
Accumulated depreciation at December 31, 2012	1,225,202	—	74,151	28,299	1,327,652

Net book value at December 31, 2012	$1,640,811	$75,238	$6,217	$40,607	$1,762,873

The Company is relocating two idle Chile facilities to Geismar, Louisiana with Geismar I scheduled to start up by the end of 2014 and Geismar II in early 2016. During the three months ended September 30, 2013, the Company incurred capital expenditures related to the Geismar projects of $67 million, excluding capitalized interest. Remaining capital expenditures for these projects is estimated to be $780 million, excluding capitalized interest.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 23
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Investment in Atlas methanol facility:

a)	The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. Effective January 1, 2013, the Company accounts for its interest in Atlas using the equity method (refer to note 11). Summarized financial information of Atlas (100% basis) is as follows:

	Sep 30	Dec 31
Summarized Financial Information as at	2013	2012
Cash and cash equivalents	$8,241	$28,883
Other current assets	147,982	104,933
Non-current assets	381,659	407,362
Current liabilities	(42,870)	(65,005)
Long-term debt, including current maturities	(68,673)	(80,594)
Other long-term liabilities, including current maturities	(133,529)	(123,801)

Net assets at 100%	$292,810	$271,778

Net assets at 63.1%	$184,763	$171,492
Long-term receivable from Atlas	13,645	13,173

Investment in associate	$198,408	$184,665

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Summarized Financial Information	2013	2012	2013	2012
Revenue	$100,657	$84,581	$264,438	$199,777
Cost of sales and depreciation and amortization	(84,576)	(70,884)	(226,020)	(188,075)

Operating income	16,081	13,697	38,418	11,702
Finance costs, finance income and other expenses	(2,895)	(2,857)	(9,767)	(11,127)
Income tax expense	(3,727)	(1,648)	(7,619)	(913)

Net earnings (loss) at 100%	$9,459	$9,192	$21,032	$(338)

Earnings (loss) of associate at 63.1%	$5,968	$5,799	$13,271	$(214)

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005 and 2006 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amounts in dispute for the 2005 and 2006 financial years is not significant. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

	Sep 30	Dec 31
As at	2013	2012
Unsecured notes
$350 million at 3.25% due December 15, 2019	$344,316	$343,828
$250 million at 5.25% due March 1, 2022	246,566	246,326
$150 million at 6.00% due August 15, 2015	149,520	149,344

	740,402	739,498
Egypt limited recourse debt facilities	404,259	438,631
Other limited recourse debt facilities	23,684	16,242

Total long-term debt [1]	1,168,345	1,194,371
Less current maturities	(41,504)	(38,290)

	$1,126,841	$1,156,081

[1]	Long-term debt is presented net of deferred financing fees.

During the three months ended September 30, 2013, the Company made repayments on its Egypt limited recourse debt facilities of $18.2 million and other limited recourse debt facilities of $0.9 million.

At September 30, 2013, management believes the Company was in compliance with all significant covenants and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2013	2012	2013	2012
Finance costs	$16,039	$16,020	$48,835	$49,643
Less capitalized interest related to Geismar plants under construction	(2,283)	(674)	(5,010)	(674)

	$13,756	$15,346	$43,825	$48,969

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction is capitalized until the plant is substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2013	2012	2013	2012
Numerator for basic net income (loss) per common share	$87,106	$(2,571)	$201,372	$71,748
Adjustment for the effect of TSARs:
Cash settled recovery included in net income	—	306	—	—
Equity settled expense	—	(733)	—	—

Numerator for diluted net income (loss) per common share	$87,106	$(2,998)	$201,372	$71,748

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2013	2012	2013	2012
Denominator for basic net income per common share	95,488,882	93,880,221	95,046,274	93,691,597
Effect of dilutive stock options	1,065,434	—	1,198,591	1,195,682

Denominator for diluted net income per common share	96,554,316	93,880,221	96,244,865	94,887,279

For the three month and nine month periods ended September 30, 2013 and 2012, basic and diluted net income (loss) per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2013	2012	2013	2012
Basic net income (loss) per common share	$0.91	$(0.03)	$2.12	$0.77
Diluted net income (loss) per common share	$0.90	$(0.03)	$2.09	$0.76

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options:

(i)	Outstanding units:

Information regarding units outstanding at September 30, 2013 is as follows:

	SARs		TSARs
	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2012	897,525	$28.63	1,815,535	$28.45
Granted	360,900	38.24	544,200	38.24
Exercised	(98,176)	27.01	(31,400)	27.27
Cancelled	(5,500)	30.86	(2,700)	31.73

Outstanding at June 30, 2013	1,154,749	$31.76	2,325,635	$30.75

Exercised	(24,482)	27.61	(239,700)	25.33
Cancelled	—	—	(2,200)	30.91

Outstanding at September 30, 2013	1,130,267	$31.85	2,083,735	$31.37

	Stock Options
		Weighted Average
	Number of Units	Exercise Price
Outstanding at December 31, 2012	2,982,947	$19.97
Granted	75,600	38.24
Exercised	(1,018,520)	23.39
Cancelled	(48,128)	16.13

Outstanding at June 30, 2013	1,991,899	$19.01

Exercised	(331,304)	14.19

Outstanding at September 30, 2013	1,660,595	$19.97

	Units Outstanding at September 30, 2013			Units Exercisable at September 30, 2013
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to 29.18	4.0	453,637	$26.86	360,326	$26.40
$31.73 to 38.24	6.0	676,630	35.20	93,670	31.73

	5.2	1,130,267	$31.85	453,996	$27.50

TSARs:
$23.36 to 29.18	4.0	911,545	$27.03	748,464	$26.65
$31.73 to 38.24	5.9	1,172,190	34.75	205,760	31.73

	5.0	2,083,735	$31.37	954,224	$27.74

Stock options:
$6.33 to 11.56	2.4	631,765	$6.40	631,765	$6.40
$23.92 to 38.24	2.1	1,028,830	28.30	876,180	27.21

	2.2	1,660,595	$19.97	1,507,945	$18.49

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2013 was $64.4 million compared with the recorded liability of $54.4 million. The difference between the fair value and the recorded liability of $10.0 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at September 30, 2013 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2013, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $22.3 million (2012 – expense of $0.1 million) and an expense of $46.2 million (2012 – expense of $7.2 million), respectively. This included an expense of $20.3 million (2012 – recovery of $1.1 million) and an expense of $39.4 million (2012 – expense of $0.3 million) related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2013.

(iii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2013, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2012 – $0.2 million) and $0.6 million (2012—$0.6 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2013 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2012	566,850	38,883	1,053,869
Granted	10,122	22,500	304,600
Granted in-lieu of dividends	4,860	573	8,788
Redeemed	(49,432)	—	(410,177)
Cancelled	—	—	(7,690)

Outstanding at June 30, 2013	532,400	61,956	949,390

Granted	525	—	—
Granted in-lieu of dividends	2,074	244	3,748
Cancelled	—	—	(414)

Outstanding at September 30, 2013	534,999	62,200	952,724

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2013 was $88.5 million compared with the recorded liability of $72.7 million. The difference between the fair value and the recorded liability of $15.8 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years.

For the three and nine month periods ended September 30, 2013, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $15.5 million (2012 – expense of $3.1 million) and an expense of $43.2 million (2012 – expense of $17.1 million), respectively. This included an expense of $13.0 million (2012 – expense of $1.1 million) and an expense of $33.9 million (2012 – expense of $7.3 million) related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2013.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and nine month periods ended September 30, 2013 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2013	Sep 30 2012	Sep 30 2013	Sep 30 2012
Decrease (increase) in non-cash working capital:
Trade and other receivables	$5,930	$(10,270)	$(54,175)	$(26,960)
Inventories	16,416	20,195	1,820	45,260
Prepaid expenses	1,505	6,185	(4,135)	(2,601)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	12,227	33,476	99,199	12,189

	36,078	49,586	42,709	27,888
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	4,781	39	(20,557)	(1,599)

Changes in non-cash working capital having a cash effect	$40,859	$49,625	$22,152	$26,289

These changes relate to the following activities:
Operating	$1,282	$57,165	$(17,741)	$35,144
Investing	39,577	(7,540)	39,893	(8,855)

Changes in non-cash working capital	$40,859	$49,625	$22,152	$26,289

10.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statements of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statements of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The euro hedges, Egypt interest rate swaps, and New Zealand dollar hedges designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had an outstanding notional amount of $315 million as at September 30, 2013. The notional amount decreases over the expected repayment period. At September 30, 2013, these interest rate swap contracts had a negative fair value of $19.4 million (December 31, 2012—$32.7 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro and buy New Zealand dollar at a fixed USD exchange rate. At September 30, 2013, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €19.1 million and buy a notional amount of NZD $69.4 million in exchange for US dollars. The euro contracts had a negative fair value of $0.7 million recorded in current liabilities and the New Zealand dollar contracts had a positive fair value of $1.8 million recorded in other assets. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	September 30, 2013
As at	Carrying Value	Fair Value
Long-term debt	$1,184,319	$1,195,607

There is no publicly traded market for the limited recourse debt facilities, the fair value of which is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions in September 2013. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

11.	Adoption of New Accounting Standards:

a)	Effective January 1, 2013, the Company has adopted the following new IASB accounting standards related to consolidation and joint arrangements: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities.

As a result of the adoption of these new standards, the Company’s 63.1% interest in the Atlas entity is accounted for using the equity method. The Company has restated its Consolidated Statement of Financial Position as at January 1, 2012 and December 31, 2012 and its Consolidated Statement of Income and Comprehensive Income for the three and nine months ended September 30, 2012. Reconciliations of the restatements of the Consolidated Statement of Financial Position as at December 31, 2012 and Consolidated Statement of Income and Comprehensive Income for the three and nine months ended September 30, 2012 are as follows:

Consolidated Statement of Financial Position

As at December 31, 2012

	As Previously Stated	Restatement of Atlas to Equity Method	As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$745,610	$(18,225)	$727,385
Trade and other receivables	429,203	(12,047)	417,156
Inventories	253,023	3,317	256,340
Prepaid expenses	28,314	(2,726)	25,588

	1,456,150	(29,681)	1,426,469
Non-current assets:
Property, plant and equipment	2,014,748	(251,875)	1,762,873
Investment in associate	—	184,665	184,665
Other assets	73,724	(5,170)	68,554

	2,088,472	(72,380)	2,016,092

	$3,544,622	$(102,061)	$3,442,561

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$353,744	$23,922	$377,666
Current maturities on long-term debt	53,334	(15,044)	38,290
Current maturities on other long-term liabilities	33,903	(3,581)	30,322

	440,981	5,297	446,278
Non-current liabilities:
Long-term debt	1,191,891	(35,810)	1,156,081
Other long-term liabilities	242,435	(42,223)	200,212
Deferred income tax liabilities	191,578	(29,325)	162,253

	1,625,904	(107,358)	1,518,546
Equity:
Capital stock	481,779	—	481,779
Contributed surplus	15,481	—	15,481
Retained earnings	805,661	—	805,661
Accumulated other comprehensive loss	(13,045)	—	(13,045)

Shareholders’ equity	1,289,876	—	1,289,876
Non-controlling interests	187,861	—	187,861

Total equity	1,477,737	—	1,477,737

	$3,544,622	$(102,061)	$3,442,561

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 30
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

11.	Adoption of New Accounting Standards (continued):

Consolidated Statement of Income and Comprehensive Income

Three months ended September 30, 2012

	As Previously Stated	Restatement of Atlas to Equity Method	As Adjusted
Revenue	$655,330	$(47,394)	$607,936
Cost of sales and operating expenses	(538,994)	31,311	(507,683)
Depreciation and amortization	(47,689)	6,879	(40,810)
Geismar project relocation expenses and changes	(60,857)	—	(60,857)

Operating income	7,790	(9,204)	(1,414)
Earnings of associate	—	5,799	5,799
Finance costs	(17,764)	2,418	(15,346)
Finance income and other expenses	(3,398)	(53)	(3,451)

Income before income tax expense	(13,372)	(1,040)	(14,412)
Income tax expense:		—
Current	(6,844)	1,714	(5,130)
Deferred	21,661	(674)	20,987

	14,817	1,040	15,857

Net income	$1,445	$—	$1,445

Change in fair value of forward exchange contracts, net of tax	528	—	528
Change in fair value of interest rate swap contracts, net of tax	(1,744)	—	(1,744)
Realized loss on interest rate swap contracts reclassified to finance costs, net of tax	2,719	—	2,719

Comprehensive income	$2,948	$—	$2,948

Attributable to:
Methanex Corporation shareholders	(1,458)	—	(1,458)
Non-controlling interests	4,406	—	4,406

	$2,948	$—	$2,948

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 31
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

11.	Adoption of New Accounting Standards (continued):

Consolidated Statement of Income and Comprehensive Income

Nine months ended September 30, 2012

		Restatement of
	As Previously	Atlas to Equity
	Stated	Method	As Adjusted
Revenue	$1,977,300	$(102,043)	$1,875,257
Cost of sales and operating expenses	(1,614,320)	78,781	(1,535,539)
Depreciation and amortization	(130,092)	15,317	(114,775)
Geismar project relocation expenses and changes	(64,543)	—	(64,543)

Operating income	168,345	(7,945)	160,400
Loss of associate	—	(214)	(214)
Finance costs	(56,434)	7,465	(48,969)
Finance income and other expenses	(2,012)	118	(1,894)

Income before income tax expense	109,899	(576)	109,323
Income tax expense:
Current	(22,001)	721	(21,280)
Deferred	12,503	(145)	12,358

	(9,498)	576	(8,922)

Net income	$100,401	$—	$100,401

Change in fair value of forward exchange contracts, net of tax	(343)	—	(343)
Change in fair value of interest rate swap contracts, net of tax	(5,104)	—	(5,104)
Realized loss on interest rate swap contracts reclassified to finance costs, net of tax	8,421	—	8,421

Comprehensive income	$103,375	$—	$103,375

Attributable to:
Methanex Corporation shareholders	73,395	—	73,395
Non-controlling interests	29,980	—	29,980

	$103,375	$—	$103,375

b)	Effective January 1, 2013, the Company adopted IFRS 13, Fair Value Measurements. As a result of this new standard, incremental disclosures have been provided in note 10 to these condensed consolidated interim financial statements.

c)	Effective January 1, 2013, the Company adopted the revised IFRS 19, Employee Benefits. The adoption of this standard has not had a significant impact on the Company.

d)	Effective January 1, 2013, the Company adopted the revised IAS, Presentation of Financial Statements. The adoption of this standard has resulted in a change to the presentation of the Company’s Consolidated Statements of Comprehensive Income.

12.	Subsequent Event:

On October 22, 2013, the Company agreed to sell a 10% interest in Egyptian Methanex Methanol Company S.A.E. (EMethanex) for cash proceeds of $110 million. The sale is subject to the completion of certain conditions precedent. Methanex will continue to account for EMethanex using consolidation accounting and as a result will recognize the difference between the proceeds received and the carrying value of its investment as a change in shareholders’ equity.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 32
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	YTD 2013	Q3 2013	Q2 2013	Q1 2013	2012	Q4	Q3	Q2	Q1	2011	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced	3,085	1,040	1,021	1,024	4,039	1,059	1,053	1,001	926	3,853	1,052	983	970	848
Purchased methanol	2,052	715	749	588	2,565	664	641	569	691	2,815	644	672	664	835
Commission sales [1]	698	237	242	219	855	176	205	276	198	846	208	235	231	172

	5,835	1,992	2,012	1,831	7,459	1,899	1,899	1,846	1,815	7,514	1,904	1,890	1,865	1,855

METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	1,019	349	361	309	1,108	378	346	210	174	830	211	209	207	203
Atlas, Trinidad (63.1%)	703	254	201	248	826	180	255	264	127	891	195	170	263	263
Titan, Trinidad	478	128	169	181	786	189	186	196	215	711	180	224	186	121
Egypt (60%)	464	168	163	133	557	129	62	164	202	532	132	191	178	31
Medicine Hat	390	130	129	131	481	132	117	118	114	329	130	125	74	—
Chile	96	6	29	61	313	59	59	82	113	554	113	116	142	183

	3,150	1,035	1,052	1,063	4,071	1,067	1,025	1,034	945	3,847	961	1,035	1,050	801

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	424	438	425	412	382	389	373	384	382	374	388	377	363	367
($/gallon)	1.28	1.32	1.28	1.24	1.15	1.17	1.12	1.15	1.15	1.12	1.17	1.13	1.09	1.10
PER SHARE INFORMATION ($ per share) [3]
Basic net income (loss)	2.12	0.91	0.57	0.64	(0.73)	(1.49)	(0.03)	0.56	0.24	2.16	0.69	0.67	0.44	0.37
Diluted net income (loss)	2.09	0.90	0.56	0.63	(0.73)	(1.49)	(0.03)	0.50	0.23	2.06	0.68	0.59	0.43	0.37
Adjusted net income [4]	3.16	1.22	1.02	0.92	1.90	0.64	0.38	0.47	0.41	1.93	0.69	0.43	0.41	0.39

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.
[3]	Per share information calculated using amounts attributable to Methanex shareholders.
[4]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2013 THIRD QUARTER REPORT	PAGE 33
QUARTERLY HISTORY